Free Writing Prospectus

Gold Hits Stride and Tops $1,300 Hurdle

OUNZ Fees Press Release

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Pursuant to 433/163

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Gold Monthly Commentary

Gold Hits Stride and Tops $1,300 Hurdle

By Joe Foster, Portfolio Manager/Strategist

Key Takeaways

•	Gold finally topped the $1,300 per ounce price level in August. During the month, gold bullion gained 4% and gold stocks rose 8%.

•	Gold producers displayed the best quarterly reporting season since gold began trending up in 2016.

•	Many fundamental factors are strengthening gold’s base and helping gold test long-term resistance levels.

•	We continue to be positive on the long-term gold price as mounting global risks, particularly in the U.S., continue to be largely unrecognized.

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Video Gold Poised to Finish 2017 Strong Watch Joe Foster’s recent video now

Conference Call Invitation – Gold Market Update

Joe Foster	Dial-in to Listen Live
Portfolio Manager/Strategist
U.S. Toll Free: 1.888.791.4321
Wednesday, October 18, 2017	International Toll: 1.719.325.4765
11:00 AM (ET)	Conference ID: 8105333
Duration: 1 hour

This conference call is for financial advisors only and is closed to the public.

Investing in Gold with VanEck

VanEck International Investors Gold Fund (INIVX)

An actively managed portfolio with a over 40 year track record of investing in gold mining companies. Geologist Joe Foster has been a part of the investment team since 1996.

VanEck Vectors® Gold Miners ETF (GDX®) and VanEck Vectors® Junior Gold Miners ETF (GDXJ®) offer convenient and cost-effective access to gold mining companies.

VanEck® Merk® Gold Trust (OUNZ) offers investors exposure to gold with the ability to take physical delivery of gold if desired.

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IMPORTANT DISCLOSURE

Nothing in this content should be considered a solicitation to buy or an offer to sell shares of any investment in any jurisdiction where the offer or solicitation would be unlawful under the securities laws of such jurisdiction, nor is it intended as investment, tax, financial, or legal advice. Investors should seek such professional advice for their particular situation and jurisdiction.

Please note that the information herein represents the opinion of the portfolio manager and these opinions may change at any time and from time to time. Not intended to be a forecast of future events, a guarantee of future results or investment advice. Historical performance is not indicative of future results; current data may differ from data quoted. Current market conditions may not continue. Non-VanEck proprietary information contained herein has been obtained from sources believed to be reliable, but is not guaranteed. No part of this material may be reproduced in any form, or referred to in any other publication, without express written permission of VanEck.

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Index returns are not Fund returns and do not reflect any management fees or brokerage expenses. Investors cannot invest directly in an index.

About VanEck International Investors Gold Fund (INIVX): You can lose money by investing in the Fund. Any investment in the Fund should be part of an overall investment program, not a complete program. The Fund is subject to the risks associated with concentrating its assets in the gold industry, which can be significantly affected by international economic, monetary, and political developments. The Fund’s overall portfolio may decline in value due to developments specific to the gold industry. The Fund’s investments in foreign securities involve risks related to adverse political and economic developments unique to a country or a region, currency fluctuations or controls, and the possibility of arbitrary action by foreign governments or political, economic, or social instability. The Fund is subject to risks associated with investments in debt securities, derivatives, commodity-linked instruments, illiquid securities, asset-backed securities, and small-or mid-cap companies. The Fund is also subject to inflation risk, short-sales risk, market risk, non-diversification risk, leverage risk, credit risk, and counterparty risk.

About VanEck Vectors® Gold Miners ETF (GDX®) and VanEck Vectors® Junior Gold Miners ETF (GDXJ®): An investment in the Funds may be subject to risks which include, among others, competitive pressures, dependency on the price of gold and silver bullion which may fluctuate substantially over short periods of time which may impact smaller companies more so than larger companies, periods of outperformance and underperformance of traditional investments such as bonds and stocks, natural disasters, and elevated risks associated with early stage mining companies such as major expenditures, properties that may not ultimately produce gold or silver and dependency on securing financing and potentially operating at a loss, all of which may adversely affect the Funds. Foreign investments are subject to risks, which include changes in economic and political conditions, foreign currency fluctuations, changes in foreign regulations, and changes in currency exchange rates which may negatively impact the Fund’s return. Small- and micro-capitalization companies may be subject to elevated risks. The Fund’s assets may be concentrated in a particular sector and may be subject to more risk than investments in a diverse group of sectors.

About VanEck® Merk® Gold Trust: This material must be preceded or accompanied by a prospectus for the VanEck Merk Gold Trust (the “Trust”). Before investing, you should carefully consider the Trust’s investment objectives, risks, charges and expenses. This and other information is in the prospectus, a copy of which may be obtained by visiting vaneck.com/ounz or calling 800.826.2333. Please read the prospectus carefully before you invest.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value (“NAV”). Brokerage commissions will reduce returns.

The sponsor of the VanEck Merk Gold Trust is Merk Investments® LLC (the “Sponsor”). Van Eck Securities Corporation and Foreside Fund Services, LLC, provide marketing services to the Trust.

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Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of trust shares relates directly to the value of the gold held by the Trust (less its expenses) and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor’s ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

Fund shares are not individually redeemable and will be issued and redeemed at their NAV only through certain authorized broker-dealers in large, specified blocks of shares called “creation units” and otherwise can be bought and sold only through exchange trading. Shares may trade at a premium or discount to their NAV in the secondary market. You will incur brokerage expenses when trading Fund shares in the secondary market. Past performance is no guarantee of future results. Returns for actual Fund investments may differ from what is shown because of differences in timing, the amount invested, and fees and expenses.

Diversification does not assure a profit or protect against loss.

Please call 800.826.2333 or visit vaneck.com for performance information current to the most recent month end and for a free prospectus and summary prospectus. An investor should consider a Fund’s investment objective, risks, and charges and expenses carefully before investing. The prospectus and summary prospectus contain this and other information. Please read the prospectus and summary prospectus carefully before investing.

Van Eck Securities Corporation, Distributor
666 Third Avenue

New York, NY 10017

800.826.2333

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